

Mail Stop 4628

April 17, 2018

Via E-Mail
Patrick J. Ward
Vice President and Chief Financial Officer
Cummins, Inc.
500 Jackson Street
Columbus, IN 47202

> **Re: Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 1-4949**

Dear Mr. Ward:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated July 29, 2015, you discussed contacts with Syria and Sudan, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2015 letter, whether through subsidiaries, affiliates, customers, joint ventures, or other direct or indirect arrangements. In this regard, we note that your customers Daimler, Volvo and Kamaz reportedly sell vehicles in Syria and Sudan.

2. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an

investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

3. We located a 2016 report that the Wanshan Special Vehicle Company series of WS51200 vehicles in North Korea carry and erect missiles, and are powered by a Cummins K19 engine built by the Chongqing Cummins joint venture. The report states that the vehicles originally may have been sold to North Korea for civilian purposes. North Korea is designated by the State Department as a state sponsor of terrorism. Please provide the same information requested in the above comment about any direct or indirect contacts with North Korea. Also, address the potential for reputational harm from Cummins' engines being used in North Korea for military purposes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Sharon Barner
        Vice President and General Counsel

        Amanda Ravitz
        Assistant Director